UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40–F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended	Commission File Number

TRIZEC CANADA INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada	6500	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification No.
incorporation or organization)	Code Number	(if Applicable))
	(if Applicable))

BCE Place, Suite 3820, 181 Bay Street, P.O. Box 800,
Toronto, Ontario, Canada M5J 2T3
(416) 682-8600
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8400
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.                                                                                                         Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.                                                                                                                                               Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: RENEWAL ANNUAL INFORMATION
EX-99.2: RENEWAL ANNUAL INFORMATION
EX-99.3: 2004 ANNUAL REPORT
EX-99.3.1: CEO AND CFO CERTIFICATION
EX-99.4: 2003 ANNUAL REPORT
EX-99.5: ITEM 17
EX-99.6: INTERIM FINANCIAL STATEMENTS
EX-99.7: INTERIM FINANCIAL STATEMENTS
EX-99.8: INTERIM FINANCIAL STATEMENTS
EX-99.9: NOTICE OF MEETING
EX-99.10: FORM OF PROXY
EX-99.11: REPORT OF VOTING RESULTS
EX-99.12: NOTICE OF MEETING
EX-99.13: FORM OF PROXY
EX-99.18: CERTIFICATE AND ARTICLES OF AMALGAMATION
EX-99.19: BY-LAW NO. 1 OF TRIZEC CANADA INC
EX-99.21: TRUST AGREEMENT
EX-99.22: REGISTRATION RIGHS AGREEMENT
EX-99.31: NEWS RELEASE
EX-99.32: NEWS RELEASE
EX-99.33: NEWS RELEASE
EX-99.34: NEWS RELEASE
EX-99.35: NEWS RELEASE
EX-99.36: NEWS RELEASE
EX-99.37: NEWS RELEASE
EX-99.38: NEWS RELEASE
EX-99.39: NEWS RELEASE
EX-99.40: NEWS RELEASE
EX-99.41: NEWS RELEASE
EX-99.42: NEWS RELEASE
EX-99.43: NEWS RELEASE
EX-99.44: CONSENT OF PRICEWATERHOUSECOOPERS LLP

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain “forward-looking information” which may include, but is not limited to, statements with respect to the future or operating performance of Trizec Canada Inc. (the “Registrant”), its subsidiaries and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, general business economic, competitive, political and social uncertainties, as well as the ability of the Registrant to pay quarterly dividends, which is subject to the discretion of the Board of Directors of the Registrant and the amounts received from Trizec Properties, Inc. and other factors discussed in the section entitled “Risk Factors” in the Renewal Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.4, inclusive, and Exhibit 99.6 through Exhibit 99.43, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.5, the reconciliation of the financial statements for the year ended December 31, 2004 to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of certain experts named in the foregoing Exhibits as Exhibit 99.44, as set forth in the Exhibit Index attached hereto.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

B.	CONSENT TO SERVICE OF PROCESS

     (1) Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     (2) Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated at Toronto, Ontario as of the 29th day of April, 2005.

TRIZEC CANADA INC.
By:	/s/ Colin Chapin
Name:	Colin J. Chapin
Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Description

Annual Information

99.1	Renewal Annual Information Form dated March 22, 2005.

99.2	Renewal Annual Information Form dated May 18, 2004.

99.3	2004 Annual Report, including Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2004.

99.3.1	CEO and CFO Certification of Annual Filings for the year ended December 31, 2004.

99.4	2003 Annual Report, including Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2003.

99.5	Item 17 reconciliation to audited annual financial statements for the year ended December 31, 2004.

Quarterly Reports

99.6	Interim Financial Statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2004 and CEO and CFO certification of interim filings.

99.7	Interim financial statements and Management’s Discussion and Analysis for the three months and six months ended June 30, 2004 and CEO and CFO certification of interim filings.

99.8	Interim financial statements and Management’s Discussion and Analysis for the three months ended March 31, 2004 and CEO and CFO certification of interim filings.

Shareholder Meeting Materials

99.9	Notice of Meeting and Management Information Circular dated April 26, 2005.

99.10	Form of proxy for 2005 Annual and Special Meeting.

99.11	Report of Voting Results from 2004 Annual and Special Meeting.

99.12	Notice of Meeting and Management Information Circular dated April 30, 2004.

99.13	Form of proxy for 2004 Annual and Special Meeting.

Material Documents and Material Agreements

99.14	Arrangement Agreement Amending Agreement dated as of April 23, 2002 by and among TrizecHahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc. (incorporated by reference to Exhibit 2.2 to Trizec Properties, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

99.15	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of Trizec Properties, Inc., filed on May 20, 2004 (incorporated by reference to Exhibit 3.1 of Trizec Properties, Inc.’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2004).

99.16	Amended and Restated Bylaws of Trizec Properties, Inc. (incorporated by reference to Exhibit 3.3 to Trizec Properties, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

99.17	Credit Agreement, dated as of June 29, 2004, among Trizec Properties, Inc. and Trizec Holdings, Inc., as Borrowers, the Lenders party thereto from time to time, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.1 of Trizec Properties, Inc.’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2004).

99.18	Certificate and Articles of Amalgamation of Trizec Canada Inc. dated January 1, 2004.

99.19	By-law No. 1 of Trizec Canada Inc. confirmed June 2, 2004.

99.20	Arrangement Agreement dated as of March 8, 2002 by and among TrizecHahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc. (incorporated by reference to Exhibit 2.1 to Trizec Properties, Inc.’s Registration Statement on Form S-11, File NO. 333-84878.

99.21	Trust Agreement dated as of April 23, 2002 between P.M. Capital Inc., Peter Munk, Trizec Canada Inc. and CIBC Mellon Trust Company.

Exhibit Description

99.22	Registration Rights Agreement dated as of May 2, 2002 by and between Trizec Properties, Inc., Trizec Canada Inc. and Emerald Blue Kft.

99.23	Canadian Tax Cooperation Agreement dated as of May 8, 2002 between TrizecHahn Office Properties Ltd. and Trizec Properties, Inc. (incorporated by reference to Exhibit 10.15 to Trizec Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).

99.24	Fourth Amended and Restated Certificate of Incorporation of Trizec Properties, Inc., filed on February 11, 2002 (incorporated by reference to Exhibit 3.1 to Trizec Properties, Inc.’s Registration Statement on Form 10, File No. 001-16765).

99.25	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of Trizec Properties, Inc., filed on April 29, 2002 (incorporated by reference to Exhibit 4.4 to Trizec Properties, Inc.’s Registration Statement on Form S-8, File No. 333-87548).

99.26	Loan Agreement dated as of May 17, 2001 between Secore Financial Corporation, as lender, and certain subsidiaries of Trizec Properties, Inc. named on the signature page thereof, as borrowers and guarantors (incorporated by reference to Exhibit 10.14 to Trizec Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).

99.27	Assignment and Assumption Agreement, dated as of December 22, 2004, by and between Trizec Properties, Inc. and Trizec Holdings Operating LLC (incorporated by reference to Exhibit 10.2 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2004).

99.28	Contribution Agreement, dated as of December 22, 2004, by and between Trizec Properties, Inc. and Trizec Holdings Operating LLC (incorporated by reference to Exhibit 10.1 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2004).

99.29	Joinder Agreement, dated as of December 22, 2004, by Trizec Holdings Operating LLC (relating to the Credit Agreement referenced as Exhibit 99.17 above) (incorporated by reference to Exhibit 10.4 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2004).

99.30	Limited Liability Company Agreement of Trizec Holdings Operating LLC, dated as of December 22, 2004 (incorporated by reference to Exhibit 10.3 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2004).

Press Releases

99.31	News release dated March 29, 2005 – “Settlement Agreement Reached”.

99.32	News release dated March 22, 2005 – “Trizec Canada Declares Quarterly Dividend”.

99.33	News release dated February 17, 2005 – “Trizec Canada Reports Year-End 2004 Results”.

99.34	News release dated December 17, 2004 – “Trizec Canada Declares Quarterly Dividend”.

99.35	News release dated November 10, 2004 – “Trizec Canada Reports Third Quarter 2004 Results”.

99.36	News release dated September 21, 2004 – “Trizec Canada Declares Quarterly Dividend.

99.37	News release dated August 10, 2004 – “Trizec Canada Reports Second Quarter 2004 Results”.

99.38	News release dated June 21, 2004 – “Trizec Canada Declares Quarterly Dividend.

99.39	News release dated May 12, 2004 – “Trizec Canada Reports First Quarter 2004 Results”.

99.40	News release dated March 17, 2004 – “Trizec Canada Declares Quarterly Dividend.

99.41	News release dated February 16, 2004 – “Trizec Canada Reports Year-End 2003 Results”.

99.42	News Release dated February 3, 2004 – “Trizec Canada Inc., Trizec Properties, Inc. and Peter Munk allowed to Proceed in Ontario with Lawsuit against Citigroup Markets, Inc., Citigroup Global Markets Canada Inc. and Jonathan Litt”.

99.43	News Release dated January 28, 2004 – “Trizec Canada Announces Completion of the Transfer of its Interest in the CN Tower”.

Consents

99.44	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.